Regulatory Announcement

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RECEIVED

2006 NOV 20 P 12:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

EXEMPTION NO. 82 - 5204

Company	GKN PLC
TIDM	GKN
Headline	Transaction in Own Shares
Released	16:50 10-Nov-06
Number	PRNUK-1011

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 10 November 2006 it purchased 200,000 of its ordinary shares at a price of 310.4647p per share from UBS Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 35,243,808 of its ordinary shares in Treasury and has a total of 705,467,506 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

10 November 2006

SUPPL

END

06018605

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